UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2022

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Engagement of Auditors

On June 27, 2022, Meihua International Medical Technologies Co., Ltd., a company based in the People’s Republic of China (the “Company”), engaged Paris, Kreit & Chiu CPA LLP (“PKC”) as the Company’s independent registered public accounting firm. The Audit Committee of the Company’s Board of Directors approved the engagement of PKC. With the engagement of PKC, the Company intends to promptly complete the audit of our financial statements for the year ended December 31, 2021, file our Annual Report on Form 20-F (the “2021 Annual Report”) and regain compliance with our SEC reporting requirements as soon as reasonably practicable, with the aim of filing the 2021 Annual Report during the month of July.

Entry Into Director Agreement

On June 28, 2022, the Company entered into a letter agreement (the “Director Agreement”) with Wenzhang Jia, the Company’s recently appointed independent director. Under the terms of the Director Agreement, Mr. Jia agreed to serve as a director of the Company for renewable one year terms, until the termination of such service, in exchange for monthly compensation of $2,500 and a grant of the Company’s ordinary shares valued at $10,000, as calculated based on the per share closing price of the Company’s stock on The Nasdaq Stock Market on the date of grant, which options shall be exercisable at a per share price equal to the closing price of the Company’s shares on The Nasdaq Capital Market on the date of grant. In addition, Mr. Jia is subject to certain non-compete and confidentiality provisions. A copy of the Director Agreement, which is filed as Exhibit 10.1 hereto, contains numerous additional terms, covenants and conditions and should be reviewed in its entirety for additional information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2022

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Yulin Wang
Name:	Yulin Wang
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Director Service Agreement, dated June 28, 2022, between Meihua International Medical Technologies Co., Ltd. and Wenzhang Jia.

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